UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to                    .
Commission File Number 001-08454

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ACCO Brands Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ACCO Brands Corporation
Four Corporate Drive
Lake Zurich, Illinois 60047

ACCO BRANDS CORPORATION 401(k) PLAN

Financial Statements
December 31, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Plan participants
of the ACCO Brands Corporation 401(k) Plan
ACCO Brands Corporation
Lake Zurich, Illinois

We have audited the accompanying statements of net assets available for benefits of the ACCO Brands Corporation 401(k) Plan (Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of ACCO Brands Corporation 401(k) Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois
June 29, 2015

ACCO Brands Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

		December 31,
		2014	2013
Assets
	Investments, at fair value:
	Stable Value Fund	$33,201,468	$34,418,209
	Mutual funds	215,249,295	207,697,674
	Common stock	4,448,883	4,449,589
		252,899,646	246,565,472

	Receivables:
	Employer contribution	65,145	158,700
	Notes receivable from participants	7,395,214	7,258,026
	Total receivables	7,460,359	7,416,726

	Net assets, reflecting all investments at fair value	260,360,005	253,982,198

	Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,669,797)	(888,239)
Net Assets Available for Benefits		$258,690,208	$253,093,959

See accompanying notes to financial statements

ACCO Brands Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2014

Additions to net assets attributed to:
Investment income
Dividend and interest income	$13,306,047
Net appreciation in fair value of investments	5,229,046

Interest income on notes receivables from participants	236,751

Contributions:
Participant	10,206,764
Employer	5,438,143
Rollovers	1,185,220
Total contributions	16,830,127

Total additions	35,601,971

Deductions from net assets attributed to:
Benefits paid to participants	29,855,381
Administrative fees and other	150,341

Total deductions	30,005,722

Net increase	5,596,249

Net assets available for benefits:
Beginning of year	253,093,959

End of year	$258,690,208

See accompanying notes to financial statements

ACCO BRANDS CORPORATION 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

NOTE 1. Description of the Plan

The following description of the ACCO Brands Corporation 401(k) Plan (“the Plan”) is provided for general information purposes only. For a complete description of the Plan, participants should refer to the specific provisions of the Plan document or to the Prospectus/Summary Plan Description, each of which is available from the plan administrator at Four Corporate Drive, Lake Zurich, Illinois 60047.

General: ACCO Brands Corporation (“the Company” or “ACCO”) established the Plan as of August 16, 2005, in order to provide for participation by certain employees of ACCO who are paid on a salaried, hourly or commission basis. The Plan was amended and restated as of May 1, 2012. Effective May 1, 2012, generally all employees of a participating employer are immediately eligible to participate in the Plan. Prior to May 1, 2012, employees scheduled to work twenty hours or more per week were immediately eligible to participate. Employees who were scheduled to work less than twenty hours per week were eligible after one year of service as defined by the Plan.

The Plan is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Fidelity Management Trust Company serves as trustee of the Plan and performs certain recordkeeping and administrative functions for the Plan.

Significant features of the Plan are as follows:

Contributions: Each participant may elect to contribute on a pre-tax basis up to 50% of eligible compensation. A participant’s pre-tax contributions may not exceed the dollar amount provided by the Internal Revenue Code (“the Code”), which was $17,500 for 2014. Generally, participants over 50 years of age may elect up to 25% of eligible compensation as an additional pre-tax catch-up contribution which was limited by the Code to $5,500 in 2014.

The Plan also permits each participant to make after-tax contributions to the Plan. However, total pre-tax and after-tax contributions generally may not exceed 50% of the participant’s total eligible compensation.

In addition to the ability to make simultaneous tax deferred and after-tax contributions, the Plan also allows for a participant’s contributions to automatically continue on an after-tax basis once the pre-tax contribution limit has been reached for that year. Participants, who elect to continue contributing to the Plan on an after-tax basis, will contribute at the same pre-tax contribution percentage that was in effect when the limit was reached for that year. In determining the amount of pre-tax and after-tax contributions allowed under the Plan, annual compensation limits are imposed by the Code.

New hires who do not decline enrollment in the Plan within 90 days after first becoming eligible to join the Plan, will be automatically enrolled in the Plan and a pre-tax contribution of 3% will be deducted from the participant’s pay and invested in the T. Rowe Price Retirement fund designed for the participant’s age group.

Generally, the Company contributes on behalf of each eligible participant, an amount equal to 100% of the first 3% and 50% of the next 3% of the participant’s contribution up to 6% of eligible compensation. The amount of any Company matching contributions is subject to certain limitations of the Code. In 2010, the Plan became a safe harbor 401(k) plan.

The Plan permits the acceptance of an account balance from another tax-qualified plan or certain individual retirement accounts by means of a direct rollover.

Participant Accounts: Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions, is adjusted for allocations of the Plan’s investment income (expense) and administrative expenses, and is reduced by the amount of participant withdrawals. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Investment Elections: Participants direct the investment of their account balance into various investment options offered by the Plan. Except as may be limited by policies concerning excessive short-term trading, each participant can change the investment

(Continued)

ACCO BRANDS CORPORATION 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

percentages or transfer all or part of his/her account from one fund to another on a daily basis. The Plan currently offers, in addition to the ACCO Brands Common Stock Fund, the Prudential Stable Value Fund, and various mutual funds as investment options for participants.

Vesting: Participants are always 100% vested in their own contributions as well as any investment earnings on those contributions. Company safe harbor and non-safe harbor matching contributions, as well as any investment earnings on those contributions, are 100% vested immediately.

Notes Receivable from Participants: The current minimum amount a participant can borrow is $1,000 for a principal residence loan and $500 for a general purpose loan. The maximum amount a participant may borrow is the lesser of (1) an amount which, when added to the highest outstanding balance under the Plan loans during the previous 12 months, does not exceed $50,000, or (2) one-half of the participant's vested account balances.

The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence. Principal residence loans must be repaid within ten years. Participants can have up to three loans outstanding at any one time, one of which may be a principal residence loan.

Each loan bears a rate of interest equal to the prime rate as reported by Thomson Reuters, as of the last business day of the month prior to the month in which the loan is made. Each loan must be collateralized by a portion of the participant’s account balance and documented by a promissory note payable to the trustee, which is invested in the loan fund. Repayment is made by payroll deductions for so long as the participant is employed by the Company and thereafter by regular installment payments. Loan repayments are invested in accordance with the participant’s investment election in effect at the time of repayment. A one-time loan setup fee of $50 is paid by the participant and is deducted from the participant’s account at the time the loan is processed.

Forfeitures: Company contributions forfeited by non-vested terminated participants are retained by the Plan and used to reduce subsequent Company contributions. If a terminated participant returns to the Plan within a specified period of time (generally 5 years), the participant’s previously forfeited amount will be reinstated to the participant’s account. Forfeitures during the years 2014 and 2013 or as of their year ends were immaterial to the Plan’s financial statements.

Distributions and Withdrawals: Benefits are payable from a participant’s account under the Plan’s provisions, upon a participant’s death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan or after the attainment of age 59½. Distributions and withdrawals are recorded when paid.

Administrative Expenses: Investment management expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. Transaction charges (for loan and certain benefit payment transactions), short-term trading fees, and certain recordkeeper fees are paid by the Plan by reducing the balances of those participants initiating the transactions. Legal fees incurred in the administration of the Plan have been paid by the Company. Certain other fees incurred in the administration of the Plan, such as audit fees and investment advisory fees, have been paid by the Plan.

Plan Termination: Although it has expressed no intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and the Board of Directors of the Company may terminate the Plan at any time subject to the provisions of ERISA and its related regulations.

NOTE 2. Summary of Significant Accounting Policies

Basis of Accounting: The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value (see Note 3).

While Plan investments are presented at fair value in the Statements of Net Assets Available for Benefits, the difference between the fair value of the Plan’s direct interest in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the Statements of Net Assets Available for Benefits. Contract value represents contributions made to the contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts

(Continued)

ACCO BRANDS CORPORATION 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in such contracts through its investment in a stable value fund.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect certain amounts reported in the financial statements and disclosures, and actual results could differ from those estimates.

Risks and Uncertainties: The Plan invests in mutual funds, a collective trust fund, a wrapper contract and Company common stock. These investments are exposed to various risks, such as interest rate, liquidity, market, and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits and participants’ individual account balances.

Payments of Benefits: Benefits are recorded when paid.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are generally received through payroll deductions and the notes are collateralized by the participants’ account balances.

Recent Accounting Pronouncements: In May 2015, the FASB issued ASU No. 2015-07, Disclosures for Investment in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) ("ASU 2015-07"). The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU 2015-03 is effective for annual reporting periods beginning after December 15, 2016, early adoption is permitted. We will adopt the standard and its required disclosure for the fiscal year ended December 31, 2015.

NOTE 3. Fair Value Measurements

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) of identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

(Continued)

ACCO BRANDS CORPORATION 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Mutual funds and common stock: The fair values of mutual funds and common stock investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Stable value fund: The Plan’s investments include a synthetic investment contract referenced as the Stable Value Fund which consists of an investment in a collective trust fund and a wrapper contract with an insurance company. The fair value of the interest in the collective fund is based upon the applicable per unit net asset value reported in the audited financial statements of the fund (level 2 inputs). The investment objective of the collective trust is to outperform the Barclays Capital U.S. Aggregate Bond Index by 25 basis points over a full market cycle. The fund invests in U.S. Government mortgage backed securities, U.S. Treasury and Agency obligations, long-term corporate bonds in a variety of industry sectors and a money market account. The collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. The fair value of the associated wrapper contract is based upon a comparison of the cost of the wrapper and current re-bid prices for a similar wrapper contract as of the financial statement date (level 3 inputs). The value of the wrapper was determined to be zero at December 31, 2014 and 2013.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets as of December 31, 2014 and 2013 that are measured at fair value on a recurring basis:

	Fair Value Measurements
	at December 31, 2014
Description	Level 1	Level 2	Level 3	Total
Mutual funds
Life-cycle balanced	$17,955,639	$—	$—	$17,955,639
Life-cycle equities	55,654,190	—	—	55,654,190
International equities	12,017,968	—	—	12,017,968
Domestic equities	113,876,241	—	—	113,876,241
Fixed income	15,745,257	—	—	15,745,257
Stable Value Fund
Collective Trust	—	33,201,468	—	33,201,468
Wrapper contract	—	—	—	—
Company Stock	4,448,883	—	—	4,448,883

Total assets at fair value	$219,698,178	$33,201,468	$—	$252,899,646

There were no significant transfers between Level 1 and Level 2 during 2014.

(Continued)

ACCO BRANDS CORPORATION 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

	Fair Value Measurements
	at December 31, 2013
Description	Level 1	Level 2	Level 3	Total
Mutual funds
Life-cycle balanced	$8,898,160	$—	$—	$8,898,160
Life-cycle equities	60,041,512	—	—	60,041,512
International equities	13,181,456	—	—	13,181,456
Domestic equities	109,726,086	—	—	109,726,086
Fixed income	15,850,460	—	—	15,850,460
Stable Value Fund
Collective Trust	—	34,418,209	—	34,418,209
Wrapper contract	—	—	—	—
Company Stock	4,449,589	—	—	4,449,589

Total assets at fair value	$212,147,263	$34,418,209	$—	$246,565,472

NOTE 4. Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated September 26, 2013 that the Plan is designed in accordance with applicable sections of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the U. S. require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor or Internal Revenue Services. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 5. Party-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Company pays certain fees for the administration of the Plan.

Certain Plan investments are shares of registered investment companies (mutual funds) managed by Fidelity Investments, an affiliate of Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan. Accordingly, these investments qualify as party-in-interest investments. Professional fees and administrative fees paid by the Plan in 2014 and 2013 also qualify as party-in-interest transactions. The investment in ACCO Brands Corporation common stock (“ACCO stock”) is also a party-in-interest investment. At December 31, 2014 and 2013, the value of the ACCO stock held by the Plan within the ACCO Brands Common Stock Fund was $4,448,883 and $4,449,589, respectively, and the number of shares held was 493,463 and 661,988, respectively. The Plan recognized realized gains of $244,737 from its investment in the ACCO stock during the year ended December 31, 2014.

Participants in the Plan are permitted to borrow funds from their vested balance as described in Note 1. These transactions qualify as party-in-interest transactions. Actual fees paid by the Plan for investment management and consulting services, also qualify as party-in-interest transactions and are included in administrative expenses in the accompanying financial statements.

(Continued)

ACCO BRANDS CORPORATION 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

NOTE 6. Investments

The fair value of the Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013 are as follows:

	December 31,
	2014	2013
Eagle Asset Management Small Cap Growth Fund*	$12,382,960	$13,001,721
PIMCO Total Return Institutional Index Fund*	12,480,058	13,727,362
T. Rowe Price Retirement 2030 Fund	15,447,731	13,797,844
T. Rowe Price Retirement 2025 Fund	15,859,619	14,428,303
Vanguard Institutional Index Fund	18,421,237	16,480,398
T. Rowe Price Capital Appreciation Fund	24,547,589	24,710,750
Fidelity Contrafund	25,765,030	25,314,132
Prudential Core Conservative Bond Fund
Contract value: 2014 - $31,531,671, 2013 - $33,529,970	33,201,468	34,418,209

*Less than 5% of net assets as of December 31, 2014; presented for comparative purposes only.

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,229,046 as follows:

Year Ended
December 31, 2014
Mutual funds	$3,820,590
Company common stock	1,408,456

Net appreciation	$5,229,046

NOTE 7. Investment Contract with Insurance Company

The Plan holds a fully-benefit responsive synthetic investment contract, referenced as the Stable Value Fund, which consists of units of participation in the Core Conservative Bond Fund (a collective trust fund) managed by Prudential Trust Company and a wrapper contract issued by Prudential Insurance Company of America. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments from the Stable Value Fund at contract value due to the contract value guarantee provided to the Plan under the wrapper contract. There are no reserves against the contract value for credit risk of the issuer or otherwise.

There are no events that limit the ability of the Plan to transact at contract value as long as the contract remains in force. The investment contract does specify events which may result in a termination. Such events include Plan termination or merger, early retirement incentive, layoffs, etc. Termination of the contract would cause distributions to be payable at fair value. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rate of the contract is based upon an agreed-upon formula with the issuer, as defined in the contract agreement, but cannot be less than zero. The interest rates are reviewed on a semi-annual basis for resetting per the contract. The gain or loss in the fair value of the investment contract relative to its contract value is reflected in the Statements of Net Assets Available for Benefits as an adjustment from fair value to contract value for fully benefit-responsive investment contracts. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts.

(Continued)

ACCO BRANDS CORPORATION 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

The average yield at fair value and weighted average crediting rate for the Stable Value Fund are as follows:

	2014	2013
Average contract yield:
Based on annualized earnings (1)	2.21%	2.39%
Based on interest rate credited to participants (2)	3.08%	3.24%

(1)	Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contracts’ investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contracts’ investments on the same date.

NOTE 8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per financial statements	$258,690,208	$253,093,959
Deemed distributions for participant loans	(130,017)	(124,781)
Adjustment from contract value to fair value for investment in stable value fund	1,669,797	888,239

Net assets available for benefits per the Form 5500	$260,229,988	$253,857,417

Year Ended
December 31, 2014
Increase in net assets available for benefits per the financial statements	$5,596,249
Change in difference between contract value and estimated fair value of investments in stable value fund	781,558
Deemed distribution of participant loans at end of year	(130,017)
Deemed distribution of participant loans at beginning of year	124,781

Increase in net assets available for benefits per the Form 5500	$6,372,571

SUPPLEMENTAL SCHEDULE

ACCO BRANDS CORPORATION 401(K) PLAN
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2014

Name of plan sponsor: ACCO Brands Corporation
Employer identification number: 36-2704017
Three-digit plan number: 002

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value
		Mutual Funds
	PIMCO	Total Return Institutional Index Fund	**	$12,480,058
	Eagle Asset Management	Eagle Small Cap Growth Fund	**	12,382,960
	Vanguard	Vanguard Institutional Index Fund	**	18,421,237
	T. Rowe Price	T. Rowe Price Capital Appreciation Fund	**	24,547,589
	Lazard	Lazard Emerging Markets Instl Shares	**	3,550,192
	Allianz	Allianz NFJ Dividend Value Fund	**	4,632,160
	Goldman Sachs	Goldman Sachs Small Cap Value Fund	**	5,400,763
	JP Morgan	JP Morgan Mid Cap Value Institutional Fund	**	6,840,045
	Fiduciary Management, Inc	FMI Large Cap Fund	**	9,607,641
*	Fidelity Investments	Fidelity Contrafund	**	25,765,030
	Hartford	Hartford Midcap Fund Class Y	**	6,278,816
*	Fidelity Investments	Fidelity Diversified International Fund	**	8,467,776
	T. Rowe Price	T. Rowe Price Retirement 2005 Fund	**	831,519
	T. Rowe Price	T. Rowe Price Retirement 2010 Fund	**	1,217,639
	T. Rowe Price	T. Rowe Price Retirement 2015 Fund	**	7,114,489
	T. Rowe Price	T. Rowe Price Retirement 2020 Fund	**	10,841,150
	T. Rowe Price	T. Rowe Price Retirement 2025 Fund	**	15,859,619
	T. Rowe Price	T. Rowe Price Retirement 2030 Fund	**	15,447,731
	T. Rowe Price	T. Rowe Price Retirement 2035 Fund	**	11,392,971
	T. Rowe Price	T. Rowe Price Retirement 2040 Fund	**	6,582,378
	T. Rowe Price	T. Rowe Price Retirement 2045 Fund	**	4,150,739
	T. Rowe Price	T. Rowe Price Retirement 2050 Fund	**	1,362,678
	T. Rowe Price	T. Rowe Price Retirement 2055 Fund	**	858,074
	T. Rowe Price	T. Rowe Price Retirement Income Fund	**	1,216,041
		Stable Value Fund
	Prudential Ins. Co. of America	Wrapper contract #GA-62068	**	—
	Prudential Trust Company	Core Conservative Bond Fund	**	33,201,468
		Common Stock
*	ACCO Brands Corporation	ACCO Brands Common Stock	**	4,448,883
		Participant Loans
*	Participant loans	3.25% - 9.25%, various maturity dates	**	7,265,197
				$260,164,843
* Denotes party-in-interest.
** Participant-directed investment, cost basis disclosure not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCO Brands Corporation 401(k) Plan
Date:	June 29, 2015	By:	/s/ Kathleen D. Schnaedter
Kathleen D. Schnaedter
Senior Vice President, Corporate Controller and Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm - Crowe Horwath LLP*

* Filed herewith